Exhibit 99.(A)(1)(I)

Memorandum

To: Employees

From: [NAME]

Date:                 , 2002

Subject: Effect of Reverse Stock Split on Stock Option Offer to Exchange

On November     , 2002, the Board of Directors of Blue Martini implemented a reverse split of our common stock, which was approved by our stockholders on November 12, 2002. As a result of this split, every [ * ] outstanding shares of our common stock were combined into one share of common stock. Immediately after the reverse split, the number of outstanding shares of our common stock was reduced from                  to                 , and the per share price of our common stock as listed on the Nasdaq National Market correspondingly rose from $             to $            . In addition, the number of shares subject to outstanding stock options decreased and the exercise price of outstanding stock options increased according to the same one-for-[ * ] ratio, so that the shares underlying each option after the reverse split still represent the same percentage ownership of Blue Martini as immediately before the reverse split.

The terms of the Offer to Exchange Outstanding Options that Blue Martini made to you on November 4, 2002, were also adjusted in proportion to the same ratio. Following the reverse split, the threshold exercise price used to determine which options are eligible for exchange under the terms of the offer was increased by a factor of [ * ], so that all options that were eligible for exchange before the reverse split are still eligible for exchange after the reverse split. Likewise, all options that were ineligible for exchange before the reverse split are still ineligible for exchange after the reverse split. All other terms and conditions of the Offer remain the same.

As a result of the adjustments described above, we are now offering eligible Blue Martini employees, other than directors and certain officers, the opportunity to exchange outstanding stock options with post-split exercise prices equal to or greater than $[            ] per share for replacement options to purchase shares of our common stock.

If you have any questions about the reverse stock split or the Offer please email your questions to Lara Williams at lara@bluemartini.com. Alternatively, you may reach Lara Williams at (650) 356-7633.

*	Any whole number between five (5) and twelve (12) as selected by our Board of Directors.